Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

February 12, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 12, 2025, The Nasdaq Stock Market LLC (the "Exchange") received from Maywood Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share and one right

Class A Ordinary shares, par value $0.0001 per share

Rights, each entitling the holder thereof to receive one-fifth of one Class A Ordinary Share upon the completion of an initial business combination

We further certify that the securities described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

[signature: Eun Ah Choi]